Scottish and Southern Energy plc

82-3099

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA


03022935

11 June 2003

SUPPL


RECEIVED
SEC MAIL PROCESSING
JUN 1 9 2003
WASH. D.C. 187 SECTION

Dear Sirs

I enclose copies of 2 announcements, which have been filed with the London Stock Exchange from 28 February 2003 to date which were omitted from the list sent to you on 2 June.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Alex Cairncross

Alex Cairncross
Company Secretarial Assistant

dlw 6/24


Scottish Hydro-Electric

SOUTHERN
ELECTRIC

SWALEC

Delivering
your electricity

Scottish and Southern Energy plc
Date of Announcement of Preliminary Results

Scottish and Southern Energy plc will announce its preliminary results for 2002/03 on Thursday, 22 May 2003.


SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2003
WASH. D.C. 187 SECTION

For further information contact:

Alan Young/Denis Kerby, Scottish and Southern Energy 0870 900 0410

Andrew Dowler/Fiona Meiklejohn, Financial Dynamics 020 7831 3113

2 April 2003

SSE TELECOM ACQUIRES NEOS FOR £13.4m

SSE Telecommunications (SSET), the telecommunications subsidiary of Scottish and Southern Energy (SSE), has today completed the acquisition of Berkshire-based Neoscorp Ltd (Neos) for a total cash consideration of £13.4 million.

SSET manages 2,300km of fibre and 15,000 sites, mainly installed on SSE's own electricity infrastructure in the north of Scotland and central southern England, with further links to London, Glasgow and Edinburgh. It provides network and infrastructure capacity and other services to over 100 commercial and public sector organisations.

Neos was formed in 1997 and has established a 4,500km fibre network in the UK, extending from Aberdeen to London and Land's End. It too provides network and infrastructure capacity and other services to more than 300 commercial and public sector customers and is one of the fastest-growing companies in the UK.

SSET and Neos have previously contracted and worked together, and their business models, technologies and target markets are complementary. The combined business will have an annual turnover in excess of £50m. It will have a bigger, UK-wide network, and larger customer base and will be able to secure both cost savings and other synergy benefits.

Looking ahead, it will have financial strength and a flexible range of services to meet customers' needs as the market develops and grows.. The acquisition is expected to be earnings enhancing from this year and make a significant contribution to telecoms earnings in the years ahead.

Ian Marchant, Chief Executive of SSE, said: "The acquisition of Neos and its consolidation with our existing business gives SSE a UK-wide telecoms business and greater operational capability in the telecoms market. It is a good opportunity to capture synergy benefits and is in keeping with our approach of helping to expand SSE further through the incremental addition of assets which will cumulatively deliver significant shareholder value."

- ENDS -

Notes to editors:

Neos
Neos (the greek word for 'a new form of') is the UK's premier Ethernet Service Provider (ESP), having created the UK market for national Ethernet services in 2001. Neos operates Neosnet™, the UK's only Layer 2 MPLS Ethernet network, providing national and metro Gigabit Ethernet network services featuring Liquid Bandwidth™ to ISPs, carriers, corporate customers and public sector organisations. In January 2003 Neos announced they acquired their 500th customer.
Neosnet™ features a national layer 2 MPLS Ethernet network which interconnects the major business conurbations in the UK with access to over 100 POPs nationwide, as well as one of the densest network offerings in the Greater London area, Neosnet™ Metro, which provides an independent broadband interconnection of co-location sites to 30 PoPs and access to further network nodes within the M25.

SSE Telecom (SSET)
SSET manages one of the largest private telecoms networks in the UK. SSE has invested £70m in SSET, which now has over 2,500km of fibre optic cable installed on the Group's own electricity infrastructure and further links to London, Glasgow and Edinburgh. The business has over 100 major customers, comprising all the major mobile phone operators like Vodafone and T-Mobile, other telecoms carriers and major telecoms users such as the emergency services, local councils and other public sector organisations.

Scottish and Southern Energy (SSE)
SSE is one of the largest energy companies in the UK and a FTSE top 100 company. SSE supplies electricity and gas to nearly five million customers throughout the UK under the Southern Electric, Scottish Hydro-Electric and SWALEC brands.

For further information contact:

NEOS
Greg Lovell - Firefly Communications
Tel: 0207 386 1439
Mobile 07730 496644
E.mail: greg.lovell@fireflycomms.com

Neil Fairbrother, Marketing Director – NEOS
E.mail: neil.fairbrother@Neosnetworks.net.
Or visit: www.neosnetworks.net

Scottish and Southern Energy
Alan Young – Director of Corporate Communications
Denis Kerby – Media Relations Manager
Tel: 0870 900 0410 (24-hours)
E.mail: denis.kerby@scottish-southern.co.uk
Or visit: www.scottish-southern.co.uk